CRIIMI MAE ADOPTS SHAREHOLDER RIGHTS PLAN

Rockville, MD, January 24, 2002 - The board of directors of CRIIMI MAE Inc. (NYSE:CMM) yesterday adopted a Shareholder Rights Plan (the "Plan").

The main purpose of the Plan is to preserve the Company's existing and projected net operating losses for tax purposes (collectively, the "NOLs"). The Company's future use of NOLs could be substantially limited in the event of an "ownership change" as defined under Section 382 of the Internal Revenue Code (the "Code"). The Plan is designed to reduce the likelihood of an "ownership change" under the Code by discouraging any person or group from acquiring 5 percent or more of the outstanding common shares. The Plan also discourages existing 5 percent holders of common stock from acquiring additional shares.

"Adopting this Plan is a prudent action designed to help safeguard the Company's continued use of NOLs in the future," said chairman William B. Dockser.

He said the Board knows of no current acquisition of capital stock that would result in an "ownership change." However, he said that stock transfers over the past three years and the Company's current stock trading price have brought the Company close to the "ownership change" threshold.

In general, the Code says a company reaches the "ownership change" threshold if the "5% shareholders" increase their aggregate ownership interest in the company over a three-year testing period by more than 50 percentage points. The ownership interest is measured in terms of market value of the Company's capital stock.

Mr. Dockser said CRIIMI MAE is concerned that future acquisitions of common stock, preferred stock or a combination of both by an existing "5% shareholder" or a new "5% shareholder" could cause a technical "ownership change," and thereby limit the Company's future use of NOLs.

Under the Rights Plan, one right will be distributed for each share of the Company's common stock to shareholders of record as of February 4, 2002. The rights will automatically trade with

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the  underlying  shares of CRIIMI MAE common stock.  The rights will become exercisable if a person or group acquires beneficial ownership of 5% of CRIIMI MAE's outstanding common stock or announces a tender offer for 5% or more of the common stock (an "Acquiring Person"). An Acquiring Person also includes a person or group currently holding 5% or more of the common stock that acquires additional common shares. An exception could be made if the transaction is approved by CRIIMI MAE's board of directors.

If the rights become exercisable, each right will entitle its holder to purchase one one-thousandth of a share of a new series of the Company's preferred stock at an exercise price of $23 per share. If a person or group becomes an Acquiring Person in a transaction that has not been approved by the board of directors, then each right, other than those owned by the acquiring person, would entitle the holder to purchase $46.00 worth of CRIIMI MAE common stock for the $23.00 exercise price.

The Company generally will be entitled to redeem the rights at $0.001 per right. The rights will expire 10 years after the date of issuance. However, the board of directors may amend the Rights Plan to provide that the rights will expire at an earlier date. Details of the new Rights Plan will be mailed to stockholders.

Mr. Dockser noted that although the Shareholder Rights Plan does provide significant deterrence to a person from becoming a "5% shareholder" through common stock acquisition, it does not fully protect the Company from someone acquiring shares of the Company's capital stock that would result in an "ownership change" under Section 382 of the Internal Revenue Code.

Mr. Dockser also said issuance of the rights does not weaken the financial strength of the Company or alter its business plans. He added that the Plan has no present dilutive effect, nor will it affect reported earnings per share or change the way the Company's shares of common stock may be traded. Finally, he said the Plan is not taxable to the Company or its shareholders.

The Company's existing Charter provides certain anti-takeover provisions, including, but not limited to, a restriction that no person or group may beneficially own a number of shares of capital stock of the Company which represents the lesser of (a) 9.8% of the aggregate number of shares of the Company's outstanding capital stock and (b) 9.8% of the aggregate value of the Company's outstanding capital stock.

If an "ownership change" occurred, the Company's ability to use its NOLs to reduce or offset taxable income would be substantially limited or not available under Section 382. This would mean the Company would have REIT distribution requirements. The Company's existing debt documents limit the Company's ability to pay cash distributions. Therefore, all or a substantial portion of any of the Company's distributions would most likely be in the form of non-cash taxable dividends.

For further information, shareholders and securities brokers should contact Shareholder Services at (301) 816-2300, e-mail shareholder@criimimaeinc.com, and news media contact James Pastore at (202) 546-6451, e-mail pastore@ix.netcom.com

Note: Forward-looking statements contained in this release involve a variety of risks and uncertainties. Actual results could differ materially from those anticipated in forward-looking statements. These risks and uncertainties include whether the Shareholder Rights Plan will protect the Company's stockholders from an acquisition of shares of the Company's capital stock that would result in an "ownership change" under Section 382 of the Internal Revenue Code; whether, if required to make a REIT distribution, the Company could make such distribution in the form of non-cash taxable dividends; as well as the risks and uncertainties that are set forth from time to time in the Company's SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2000 and in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.